Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	10 October 2011
SIMS METAL MANAGEMENT ACQUIRES
RHODE ISLAND DEEP SEA EXPORT FACILITY
Sims Metal Management Limited, the world’s largest listed metal and electronic recycling company (the “Company”), today announced that its recently formed New England subsidiary has acquired the assets, including the deep sea export facility, of Promet Marine Services Corporation Limited (“Promet”) located in Providence, Rhode Island. The deep sea facility is located in the Eastern United States on the Providence River and comprises more than nine acres of land, a rail serviced 600-foot pier and two deep water berths.
As part of a broader strategic initiative, this acquisition will serve as the Company’s main export terminal for the New England region. The Company will continue to look at opportunities to build out this region with additional acquisitions and greenfield developments.
The Company intends to retain all Promet employees and welcomes them to the Sims Metal Management family. Additional personnel will be added regionally as our North American leadership team executes on its growth plans for the New England region over the coming months.
The financial terms of the transaction were not disclosed, however, the purchase price consideration is not material to the Company.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management
Sims Metal Management is the world’s largest listed metal recycler with approximately 260 facilities and 6,300 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 85 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2011. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.
For further information contact
Daniel Strechay
Group Director — Communications & Public Relations
Tel: +1 212 500 7430